

October 13, 2010

Derica W. Rice
Executive Vice President, Global Services and
Chief Financial Officer
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

     Re: **Eli Lilly and Company**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              DEF 14A filed March 8, 2010
              Form 10-Q for the quarter ended March 31, 2010
              File Number: 001-06351

Dear Mr. Rice:

We have reviewed your August 27, 2010 response to our July 27, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the quarterly or annual filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition
Executive Overview, page 18

1. Please refer to your response to comment one. We continue to believe that many of the points from your responses dated August 27, 2010 and July 12, 2010 would improve your disclosure. As such, please revise your proposed disclosure to include the following:
   - Each project represents only a small portion of the overall pipeline and none are individually significant or material;

- It is unlikely, due to the long-term nature of the project, that delays or failure in any one of the individual projects would have a material impact on results of operations or financial condition;
- You manage R&D spend in total. A delay in or termination of one project will not by itself necessarily cause you to significantly change total R&D spend.

In addition, please address the following points in your revised disclosure:

- Please include a statement to address the fact that due to the risks and uncertainties involved, you cannot reasonably estimate the nature, timing, completion dates and costs of the efforts necessary to complete the development of your projects. Please disclose the facts and circumstances around the uncertainties that preclude you from making a reasonable estimate.
- You did not address the request in our prior comment to disclose the qualitative and quantitative factors that you consider in determining whether a project or group of related projects is significant. Please include these factors in your revised disclosure as well as a statement that you do not believe any individual projects were significant based on the qualitative and quantitative criteria as well as based on total R&D spend during the periods presented. Additional factors that you may consider include an assessment of the unmet medical need targeted with the specific product and changes in the competitive landscape.
- As previously requested, please disclose research and development costs by the four therapeutic categories disclosed on page 8 of the 2009 10-K for each period presented. We believe this information along with information regarding late-stage projects will useful in understanding where the company's resources have been spent. To the extent that this information is not indicative of the future, please provide additional disclosure explaining expected future changes.

Notes to Consolidated Financial Statements
Note 12: Income Taxes, page 65

2. Please refer to your response to comment four. Since the amount classified as 'Other' is material, we do believe it is important to clarify that there are no individually significant items classified as 'Other'. Please confirm that you will revise the disclosure in future filings or that you will include an explanation to help an investor understand what is included in the 'Other' line item.

Note 13: Retirement Benefits, page 67

3. Please refer to your response to comment six and your proposed disclosure. Please revise your disclosure to include the information from your response that you believe significant and unprecedented declines occurred during 2001, 2002, and 2008 and therefore it is reasonable that the current assumptions of 8.8% and 9.0% are higher than the 20-year rate of return of 8.3%. Disclose how you included years such as 1999 and 2009 with large market increases.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant